# FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

### STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|---|
| ZIMMERMAN, JEROLD L. <br> (Last) (First) (Middle) <br><br> 50 FRAMINGHAM LANE | CPAC, INC. (CPAK) | | |
| | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year <br><br> 2/28/03 | __X__ Director  ___ 10% Owner <br> _____ Officer (give)  ___ Other (specify below) <br> title below) <br> _____ |
| (Street) <br> PITTSFORD, NY 14534 | | 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line) <br> _X_ Form filed by One Reporting Person <br> __ Form filed by More than One Reporting Person |
| (City) (State) (Zip) | | | |

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| | | Code | V | Amount | (A) or (D) | Price | | | |
| $.01 Par Value Common Stock | 2/28 2003 | P | | 1,000 | A | $5.07 | 5,000 | I* | |
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*Owned Directly by Spouse

**Reminder:** Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(O v e r)

SEC 1474 (3-00)

FORM 4 (continued) TABLE II—Derivative Securities Acquired, Disposed of, or Beneficiary Owned
(e.g., puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 4. Transaction Code (Instr.8) | | 5. Number of Derivative Securities Acdquired (A) or Disposed of (D (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/ (Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Serivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Onwership Form of Derivative Security: Direct (d) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| STOCK OPTIONS | | | | | | | 08/09 2002 | 08/08 2012 | $.01 Par Val Common Stock | 3,000 | $0 | 3,000(1) | D | |
| STOCK OPTIONS | | | | | | | 08/10 2001 | 08/09 2011 | $.01 Par Val Common Stock | 3,000 | $0 | 3,000(1) | D | |
| STOCK OPTIONS | | | | | | | 08/11 2000 | 08/10 2010 | $.01 Par Val Common Stock | 3,000 | $0 | 3,000(1) | D | |
| NONQUALIFIED STOCK OPTIONS | | | | | | | 04/04 2000 | 04/03 2010 | $.01 Par Val Common Stock | 15,000 | $0 | 15,000(1) | D | |
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**Explanation of Responses:**

(1) Options exercisable in 1,000 share increments on a cumulative basis over first 3 years of Option term.

****Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).**

/S/ JEROLD L. ZIMMERMAN — 2/28/03
** Signature of Reporting Person — Date

**Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.**